MAIL STOP 05-11

March 16, 2005

Mr. Alan Finkelstein, President
Innovative Card Technologies, Inc.
11601 Wilshire Boulevard, Suite 2160
Los Angeles, California 90025


      Re:	Innovative Card Technologies, Inc.
   Registration Statement on Form SB-2
   File No. 333-119814
      Amendment No. 3 Filed March 3, 2005


Dear Mr. Finkelstein:

      We have reviewed your amended filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.



Prospectus Summary, page 1
1. The summary section repeats text found elsewhere in the prospectus. In an effort to comply with the spirit of Item 503 of Regulation S-B, please consider deleting the section titled "Risks Related to Our Business." Consider also relocating the third paragraph beneath "Our Company" that discusses your financial results to the "Summary Financial Data" portion of the Summary.
2. The Staff originally understood the Series A conversion terms to indicate that upon effectiveness of this registration statement, all outstanding shares of Series A would be converted automatically to shares of common on a 1 for 1 basis. We based this understanding on both the disclosure in the prospectus and on the Certificate of Designations filed as Exhibit 4.1. As of this amendment number 3, it appears that certain of the Series A will not convert automatically upon effectiveness. Please file an amended Certificate reflecting this change.


Risk Factors, page 4
3. The third risk factor indicates that you will not have sufficient resources to fund your operations beyond February 2005. Please update the status of this situation and provide appropriate disclosure in the MD&A section.

Description of Business, page 24
4. In discussing demand for your LightCard product, you suggest that your ability to meet demand should it reach 100,000 cards per month is limited to the amount of component parts you are able to procure from suppliers. You go on to disclose under "Manufacturing" that the components used to produce your products, with the exception of the batteries, come from multiple supply sources, which suggests that lack of suppliers (and parts) is not a concern. These statements seem to be at odds. Please reconcile or clarify.


Management`s Discussion and Analysis, page 28
5. Please confirm that as of December 31, 2003, accounts payable, related parties due to Forest Finklestein was $73,333. Based on amendment number 2 to this Form SB-2, the accounts payable was $130,833 on December 31, 2003.

      Liquidity and Capital Resources
6. Given the disclosure in risk factor 3 and on page 32 regarding your ability to fund operations through February 2005, please disclose your cash balance as of the latest practicable date.
7. We note the disclosure in Note 6 to the financial statements regarding production equipment commitments, equipment lease and property lease. Please disclose all capital leases and their material terms in this section.

8. Please revise to include the accounts payable due to the law firm of Blakely Sokoloff Taylor and Zafman, LLP in the last paragraph of the Overview and the second paragraph of this section.

Shares Exchanged for Unsecured Advances Payable
9. Please update this disclosure to December 31, 2004.


Financial Statements


Note 7 - Shareholders` Deficit

      2004 Stock Incentive Plan
10. Please update your disclosures to provide the specific vesting requirements of the options; your current disclosure states that the vesting period and requirements of the award will be determined by the administrator upon exercise. Update to disclose the total compensation cost related to the options recognized in the Statement of Operations as of December 31, 2004. If no compensation cost was recognized during the period, please state this in the notes to the financial statement.
11. You state that as of December 31, 2004, no stock options had been granted under the Plan. Please revise to delete this disclosure as
1,275,000 shares were indeed granted for such period.


Closing Comments


      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.



      Any questions regarding the financial statements may be
directed to Babette Cooper at (202) 824-5069 or to Ed Loftus at
(202)
942-2954. Questions on other disclosure issues may be directed to William Bennett at (202) 942-0135.


						Sincerely,



						John Reynolds, Assistant Director
						Office of Emerging Growth Companies


cc:	Dorothy B. Vinski, Esq.
	Fax: (310) 208-1154



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Innovative Card Technologies, Inc.
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